SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        (Amendment No. __________ )(1)

                               Transwitch Corp.
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                               (Name of Issuer)

                        Common Stock, $.0001 par value
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                        (Title of Class of Securities)

                                   894065101
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                                (CUSIP Number)

                               Herbert Chen
                               237 Park Avenue, 9th Floor
                               New York, New York 10017
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 11, 2003
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065101
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,700,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,700,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,700,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.21%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 894065101
          ---------

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Item 1. Security and Issuer.

     The name of the issuer is the Transwitch Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is Three Enterprise Drive, Shelton, Connecticut 06484. This schedule relates to the Issuer's Common Stock, $.0001 par value (the "Shares").

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Item 2. Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Herbert Chen (the "Reporting Person"). The Reporting Person's principle business address is located at 237 Park Avenue, 9th Floor, New York, New York 10017. Mr. Chen serves as the General Partner of Chen Capital Partners, L.P. (the "Partnership").

     (d) Herbert Chen is a United States citizen, and has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 4,700,000 shares.

     The source of funds used to purchase the securities reported herein was the Reporting Person and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

     The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes by the Reporting Person on behalf of the his personal trading account, his personal IRA account and the Partnership. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

     On April 8, 2003 the Reporting Person wrote a letter (attached hereto as Exhibit B) to the Issuer that presented a proposal regarding the issuer's shareholder relations and financial structure.

     In an effort to protect the investments made on his own behalf and behalf of the Partnership, as well as to maximize shareholder value, the Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although he has no concrete plans to do so, the Reporting Person may also be involved in and may plan for his involvement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

          (3) a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Herbert Chen may be deemed to be the beneficial owner of 4,700,000 Shares, or 5.21% of the shares of the Issuer, based upon the 90,133,689 Shares outstanding as of December 31, 2003, according to the Issuer's most recent Form 10-K.

     Herbert Chen shares the power to vote or direct the vote of 0 Shares to which this filing relates.

     Herbert Chen has the sole power to vote or direct the vote of 4,700,000 Shares to which this filing relates.

     Herbert Chen shares the power to dispose or direct the disposition of 0 shares to which this filing relates.

     Herbert Chen has the sole power to dispose or direct the disposition of 4,700,000 shares to which this filing relates.

     The 4,700,000 shares over which Herbert Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership, the Reporting Person's trading account and IRA account.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Person are set forth in Schedule A and were all effected in broker transactions.

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Item 6. Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer.

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer Exhibit B: Letter from Mr. Chen to the Issuer

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    April 11, 2003
                                        --------------------------------------
                                                       (Date)

                                        Herbert Chen


                                        BY: /s/ Herbert Chen
                                            ----------------------------------
                                            Name: Herbert Chen

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A
                          Transactions in the Shares
                          --------------------------

                                  Number of Shares
    Date of Transaction            Purchase/(SOLD)           Price of Shares

Chen Capital Partners, LP Main Account:

20-Feb-03                         60,000                     $0.6825
17-Mar-03                         5,000                      $0.5861
18-Mar-03                         35,000                     $0.6355
20-Mar-03                         50,000                     $0.6082
10-Apr-03                         33,500                     $0.5300
11-Apr-03                         166,500                    $0.6280

Personal IRA Account:

11-Feb-03                         50,000                     $0.6825
18-Feb-03                         20,000                     $0.6450
19-Feb-03                         30,000                     $0.6593
14-Mar-03                         35,000                     $0.5568
17-Mar-03                         15,000                     $0.5861
7-Apr-03                          50,000                     $0.5450
11-Apr-03                         50,000                     $0.6863

                      Exhibit B: Letter from Mr. Chen to
                        the Issuer dated April 8, 2003
                        ------------------------------

April 8, 2003

Mr. Santanu Das
TranSwitch Corporation
Three Enterprise Drive
Shelton, Connecticut 06484

Dear Mr. Das,

As you may or may not be aware, I have been accumulating your shares for the last several months and believe I am now one of your largest shareholders. The purpose of this letter is to introduce myself and to give you a few thoughts I had pertaining to your shareholder relations and financial structure. I have been in regular contact with Peter Tallian, and am scheduled to visit your Shelton headquarters on Wednesday, April 23. I hope I will be able to spend some time with you as well.

Before I launch into the substance of my letter, I would like to commend you for guiding TranSwitch through what has been an extraordinarily difficult and gut wrenching period. May this time be seen in retrospect as the dark before the dawn. While some shareholders may look only to your share price and conclude that there is little of value at your firm, I have spent a great deal of time researching TranSwitch and its products, and believe you are very well positioned for the years to come.

In my opinion, TranSwitch's shares are grossly undervalued in the marketplace. As I am sure you are aware, the current market capitalization is at a significant discount to your net cash assets. I believe the reasons for this are twofold: first, there has been a lack of meaningful guidance as to the timing and magnitude of any recovery in revenues; second, and relatedly, there is a fear that the firm will run out of cash and be forced to liquidate. I believe the time has come to address both these issues. A successful resolution of these issues will benefit all classes of stakeholder in your company, including shareholders, bondholders, customers, suppliers and employees.

First, I believe TranSwitch is on the verge of substantially better times. I believe Ethernet-over-SONET/SDH technologies are gaining significant acceptance, and that TranSwitch's chips will play an important role. I am beginning to see the market ratify the design choices you have made and feel this just has to bode well for future revenue generation. Notwithstanding my research efforts, I still do not have a good sense of what products you have been designed into and how revenues might develop over the next year or two. While I realize visibility is still limited, and the ability to quantify revenues is not yet at hand, I feel it is important to start discussing the coming revenue recovery in a broad, probabilistic way. You have recorded 202 design wins over the past year. The Ethermap-3 is soon to ship in volume, and the Ethermap-48 is soon to sample. I believe there is much good news to tell and that it is time to be more forthcoming with your shareholders.

Second, I believe TranSwitch should restructure its convertible debt obligations so as to extend their maturity. Your convertible bonds are trading at a sharp discount to par, and I believe that TranSwitch should take advantage of this to exchange these bonds for ones with a later maturity. The time to do this is now, because the shorter the time to maturity, the more powerful the bondholder position becomes.

Allow me to present the following comparison between TranSwitch and one of its peers, Vitesse. I believe the comparison is apt for a number of reasons, including similarities of size, business model, financial structure and financial condition. All balance sheet figures are as of December 31, 2002.

                                           VTSS               TXCC

     Current Share Price                   $2.53              $0.50

     Convertible Bond YTM                  10.4%              29.3%

     Moody's Bond Rating                   B3                 B3
     S&P Bond Rating                       CCC+               B-

     Cash & Equivalents                    $247,278           $205,466
     Convertible Debt                      ($196,363)         ($114,113)
     Net Cash Position                     $50,915            $91,353

     Maturity of Convertible Debt          March '05          September '05

     Shareholders' Equity (ex. Goodwill)   $322,064           $85,661

     Equity Market Capitalization          $505 million       $45 million

     Enterprise Value (Debt at Par)        $420 million       ($46 million)

     Operating Cash Flow (Q4:02)           ($13,441)          ($10,585)

     Operating Cash Flow (CY:02)           ($68,472)          ($65,597)

     EV / Annualized Qtrly Sales           2.7 x              NMF

     Price / Tangible Equity               1.5 x              0.5 x

     Price / Net Cash                      9.2 x              0.5 x

Despite the fact that TranSwitch has more net cash, a slower burn rate and a later debt maturity, its shares sell at a meaningful valuation discount to Vitesse. What's more, despite Transwitch's slightly higher bond rating, its bonds also sell at a sharp valuation discount to those of Vitesse. Clearly, the market believes that TranSwitch is headed towards bankruptcy and eventual liquidation, while it does not share those sentiments as to Vitesse. It is not clear to me why there is such a disparity between market perceptions of TranSwitch and Vitesse, but I must conclude that part of the reason is that TranSwitch has not been as forthcoming in detailing its prospects for the coming years.

While I cannot speak authoritatively as to Vitesse's financial prospects, my calculations show that TranSwitch really has a fairly reasonable margin of safety, provided that you have guided correctly on your cost structure and assuming a very modest pickup in revenues. The fact that your securities reflect such a dire outcome is not merely an academic matter. The simple fact is that Vitesse could raise cash on reasonable terms if they had to and you cannot. This matter of market confidence is important and at the heart of numerous circularities, both positive and negative.

As I stated earlier, I believe TranSwitch should offer to exchange its current issue of convertible bonds for a comparable issue with an extended maturity. There is recent precedent for this type of action and below I have excerpted a few pertinent paragraphs from a recent article on the subject:

          One strategy for ailing biotechs is to reduce their debt load by replacing existing convertible notes with new, similar notes. By reducing the debt now, bankers said, biotech companies are avoiding paying big slugs of debt they took on in 2000, when stock valuations and issuance reached a peak. And because biotech stocks have declined so precipitously since 2000, convertibles investors are more willing to accept somewhat revised terms.

          For instance, last month Seattle-based Cell Therapeutics Inc. began a swap of $175 million of 5.75% convertible subordinated notes maturing in 2008 for $102.9 million of new notes carrying the same terms. To give investors an incentive to accept the lower principal, Cell Therapeutics cut the stock conversion price to $10 from $34.

          Cell Therapeutics' shares have been clobbered, along with most of the biotech sector the past year. On Thursday afternoon, the company's shares were trading at $8.49. At a $34 strike price, its convertibles stood way out of the money and fetched dismal prices in secondary trading, depressing the bonds. "At that point, they're like junk bonds," another healthcare banker said. For this reason, bankers and convertibles traders explained, investors seem willing to give up some of their principal in return for an improved strike price. Although hedge funds short the stock, their trading strategy requires that the convertibles stay in the money.

          Biotech Alkermes Inc., which was trading at $8.68 on Thursday, 72% off its 52-week high, and Sepracor Inc., at $9.05 a whopping 85% off its 52-week high, have both embarked on similar convertibles exchange offers recently. Sepracor's deal was successful; the Cell and Alkermes deals are still open.

          For the investment banks, helping clients do convertible exchanges amounts to something like good citizenship. The Securities and Exchange Commission doesn't allow investment banks to charge fees in transactions when one security is simply exchanged for another. "Generally, you might see more of these if the investment banks were pushing them," one convertibles trader said.

                                                     Investment Dealers Digest
                                                     December 9, 2002

I believe there are many important benefits to such a move:

     o Most importantly, TranSwitch will have bought itself a great deal more time to execute its game plan. (For this same reason, I believe an outright repurchase of bonds will be detrimental to shareholders' interests.)

     o Customers and suppliers will no longer have to worry about potential cash flow issues.

     o Currently, there is a discount of more than $45 million between the market price and par value on your bonds. This action will allow you to monetize some of that discount to the benefit of shareholders.

After the exchange offering, TranSwitch will have a better balance sheet, with perhaps even more net cash, but without the overhanging issue of an approaching debt maturity.

There are a number of corollary benefits as well. I suspect your share price will leap as the risk of a potential financing crisis recedes further into the future, thereby obviating the need for a reverse split. TranSwitch will likely attract new shareholders as a result of the resolution of this issue. Moreover, the added financial flexibility will allow TranSwitch to repurchase shares or pursue new initiatives, as management sees fit.

Because some component of the value of this new bond will be a conversion option, it would be important to increase the trading price of TranSwitch shares. In the example below, I have assumed that TranSwitch shares have been able to achieve a minimum trading price of $1.00 per share. Given the current depressed price and information vacuum, I do not think this would be a terribly difficult level to achieve. In fact, news of the debt restructuring might, in and of itself, induce your stock to trade at that level.

With that in mind then, consider the offer to exchange one of your current convertible bonds for a 7% bond maturing in 2008 and convertible into 200 shares. I have laid out below the value of this exchange for two scenarios.

The common assumptions for the new bonds are a par value of $1000, a term to maturity of 5.5 years, a 7% coupon, and a conversion ratio of 200 shares per bond. All values were derived using the convertible bond calculator at the following website:

                  http://www.numa.com/cgi-bin/numa/calc_cb.pl

Assuming a share price of $1.00 and an implied volatility of 125% annually:

     Straight Yield   ===========->            18%         15%         12%
     Value of "straight" note:                 $625        $707        $803
     Value of conversion option:               $156        $153        $151
     Value of Exchange                         $781        $860        $954

Assuming a share price of $2.00 and an implied volatility of 100% annually:

     Straight Yield   ===========->            18%         15%         12%
     Value of "straight" note:                 $625        $707        $803
     Value of conversion option:               $292        $286        $279
     Value of Exchange                         $917        $994        $1082

As your bonds are currently quoted at $600 per thousand, it is my belief that consideration of no more than $750 per thousand would induce many, if not most, bondholders to accept the exchange. As you can see, to the extent the "Value of Exchange" is greater than what is necessary, the company can modify the terms of exchange so as to reduce the value of the new bonds. This might take the form of reducing the coupon or reducing the conversion ratio. Alternatively, you may elect to reduce the principal amount of debt outstanding, thereby increasing the company's net cash balance.

There are two important assumptions embedded in the above calculations. I believe my assumptions for both are conservative. With respect to the implied volatility of your shares, you will note that the figures I have used are below the recent volatility of your shares. As a further check, I have examined the recently issued convertible bonds of Nortel and have concluded they reflect an implied share volatility of about 100%. I would say that your stock has been and will be substantially more volatile than Nortel. With respect to the straight yield of your bonds (that is, the yield of your bonds without any conversion feature), you will notice that even my lowest assumption of 12% is well above the current yield-to-maturity of Vitesse's comparable bonds, the 4% of 3/15/05.

Remember, bondholders don't like a crisis-at-maturity scenario either, but the longer you wait, the more likely they are to demand par value, and the less choice you will have about giving it to them.

As I end this letter, I would like to reemphasize that a debt restructuring will accrue to the benefit of all stakeholders, with no discernible downside for any class of stakeholder. I believe the converse is also true, that not effecting a debt restructuring will be harmful to all stakeholders. Consider, for a moment, the following:

     o The maturity of your convertible debt may precipitate a liquidity crisis.

     o The mere perception of a pending liquidity crisis will serve to depress the market value of your shares, and will on some level give pause to customers, suppliers and employees.

     o The low share price will help to validate customer and supplier concerns regarding potential liquidity issues.

     o Employee morale, no doubt already low after three restructurings, will sink further.

As I write this, I see that Galazar has just raised US$15 million in venture capital. I suspect the implied market capitalization of this cash strapped, one product startup is now comparable to, or perhaps greater, than yours. Need I say more?

I look forward to meeting you and hope you give my ideas serious consideration.

Sincerely,

Herbert Chen

cc. Peter Tallian

01127.0002 #398886